UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Society Pass Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83370P102

(CUSIP Number)

November 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83370P102	Schedule 13G

1.	Name of Reporting Persons Dennis Nguyen
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 33,000,000(1)
	6.	Shared Voting Power 7,208,100 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,208,100 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,208,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 29.8% of the outstanding shares of Common Stock and 94.3% of the outstanding shares of Series X Super Voting Preferred Stock.
12.	Type of Reporting Person (see instructions) IN

(1)	Mr. Nguyen owns 3,300 shares of Series X Super Voting Preferred Stock, $0.0001 par value per share, that is not registered under the Securities Exchange Act of 1934 (and has no CUSIP number) which entitles him to 10,000 votes per share when voting with the Common Stock as a class, or 33,000,000 votes.

(2)	Includes (i) 1,668,900 shares which are held in the name of Maroon Capital Limited of which Mr. Nguyen has a controlling interest; (ii) 1,643,700 shares in the name of Gopher Limited of which Mr. Nguyen has a controlling interest; (iii) 1,950,230 shares in the name of Blue Jay Capital Limited of which Mr. Nguyen has a controlling interest and (iv) 1,945,270 shares underlying a 10-year option that has an exercise price of $6.49 that is held by Mr. Nguyen.

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CUSIP No. 83370P102	Schedule 13G

1.	Name of Reporting Persons Maroon Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,668,900
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,668,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,900 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9%
12.	Type of Reporting Person (see instructions) CO

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CUSIP No. 83370P102	Schedule 13G

1.	Name of Reporting Persons Gopher Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,643,700
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,643,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,643,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.8%
12.	Type of Reporting Person (see instructions) CO

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CUSIP No. 83370P102	Schedule 13G

1.	Name of Reporting Persons Blue Jay Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,950,230 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,950,230 (1)

9.

  Aggregate Amount Beneficially Owned by Each Reporting Person

 1,607,630 shares of Common Stock and 1,142 shares of Series C-1 Preferred Stock (which is not registered under the Securities Exchange Act of 1934 and has no CUSIP number) that is convertible into 342,600 shares of Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.1%
12.	Type of Reporting Person (see instructions) CO

(1)	Includes 342,600 shares of Common Stock underlying 1,142 shares of Series C-1 Preferred Stock.

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Item 1.

(a) Name of Issuer: The name of the issuer is Society Pass Incorporated (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of the State of Nevada with principal executive offices at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

Item 2.

(a) Name of Person Filing: The names of the persons filing are:

(i) Dennis Nguyen (“Mr. Nguyen”).

(ii) Maroon Capital Limited (“Maroon”).

(iii) Gopher Limited (“Gopher”).

(iv) Blue Jay Capital Limited (“Blue Jay”).

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal executive office of Mr. Nguyen is 701 S. Carson Street, Suite 200, Carson City, NV 89701.

(ii) The principal executive office of Maroon is Tri-Mer Services Ltd, International House, Triq L-Imdina, Mriehel, Malta.

(iii) The principal executive office of Gopher is Tri-Mer Services Ltd, International House, Triq L-Imdina, Mriehel, Malta.

(iv) The principal executive office of Blue Jay is Tri-Mer Services Ltd, International House, Triq L-Imdina, Mriehel, Malta.

(c) Citizenship:

(i) Mr. Nguyen is a United States citizen.

(ii) Maroon was organized in the Cayman Islands.

(iii) Gopher was organized in Malta.

(iv) Blue Jay was organized in Malta.

(d) Title of Class of Securities: The title of the class of securities is Common Stock, par value $0.0001 per share.

(e) CUSIP Number: The CUSIP number for the Common Stock is 83370P102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) Mr. Nguyen owns 7,208,100 shares of Common Stock which includes (i) 1,668,900 shares which are held in the name of Maroon Capital Limited of which Mr. Nguyen has a controlling interest; (ii) 1,643,700 shares in the name of Gopher Limited of which Mr. Nguyen has a controlling interest; (iii) 1,607,630 shares in the name of Blue Jay Capital Limited of which Mr. Nguyen has a controlling interest, and (iv) 1,945,270 shares underlying a 10-year option that has an exercise price of $6.49 that is held by Mr. Nguyen. Mr. Nguyen also owns 3,300 shares of the Series X Super Voting Preferred Stock which is not registered under the Securities Exchange Act of 1934 and has no CUSIP number.

(ii) Maroon owns 1,668,900 shares of Common Stock.

(iii) Gopher owns 1,643,700 shares of Common Stock.

(iv) Blue Jay owns 1,950,230 shares of Common Stock which includes 342,600 shares of common stock underlying 1,142 shares of Series C-1 Preferred Stock.

(b) Percent of class:

(i) For Mr. Nguyen: 29.8% (and 94.3% of the outstanding shares of the Series X Super Voting Preferred Stock).

(ii) For Maroon: 6.9%.

(iii) For Gopher: 6.8%.

(iv) For Blue Jay: 8.1%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(A) For Mr. Nguyen: 33,000,000. Mr. Nguyen owns 3,300 shares of Series X Super Voting Preferred Stock that is not registered under the Securities Exchange Act of 1934 (and has no CUSIP number) which entitles him to 10,000 votes per share when voting with the Common Stock as a class, or 33,000,000 votes.

(B) For Maroon: 0 shares of Common Stock.

(C) For Gopher: 0 shares of Common Stock.

(D) For Blue Jay: 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

(A) For Mr. Nguyen: 7,208,100 shares which includes: (i) 1,668,900 shares which are held in the name of Maroon Capital Limited of which Mr. Nguyen has a controlling interest; (ii) 1,643,700 shares in the name of Gopher Limited of which Mr. Nguyen has a controlling interest; and (iii) 1,607,630 shares in the name of Blue Jay Capital Limited of which Mr. Nguyen has a controlling interest.

(B) For Maroon: 1,668,900 shares of Common Stock.

I For Gopher: 1,643,700 shares of Common Stock.

(D) For Blue Jay: 1,950,230 shares of Common Stock which includes 342,600 shares of common stock underlying 1,142 shares of Series C-1 Preferred Stock.

(iii) Sole power to dispose or to direct the disposition:

(A) For Mr. Nguyen: 0 shares of Common Stock.

(B) For Maroon: 0 shares of Common Stock.

(C) For Gopher: 0 shares of Common Stock.

(D) For Blue Jay: 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition:

(A) For Mr. Nguyen: 7,208,100 shares which includes: (i) 1,668,900 shares which are held in the name of Maroon Capital Limited of which Mr. Nguyen has a controlling interest; (ii) 1,643,700 shares in the name of Gopher Limited of which Mr. Nguyen has a controlling interest; and (iii) 1,607,630 shares and 342,600 shares of Common Stock issuable upon conversion of 1,142 shares of Series C-1 Preferred Stock, $0.0001 par value per share in the name of Blue Jay Capital Limited of which Mr. Nguyen has a controlling interest.

(B) For Maroon: 1,668,900 shares of Common Stock.

(C) For Gopher: 1,643,700 shares of Common Stock.

(D) For Blue Jay: 1,950,230 shares of Common Stock which includes 342,600 shares of common stock underlying 1,142 shares of Series C-1 Preferred Stock.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 2022

By: /s/ Dennis Nguyen Dennis Nguyen

MAROON CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

GOPHER CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

GOPHER CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

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EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February __, 2022 by and among Mr. Dennis Nguyen, Maroon Capital Limited, Gopher Capital Limited and Blue Jay Capital Limited.
Exhibit 99.2:	Exhibit A.

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Exhibit 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February __, 2022

By: /s/ Dennis Nguyen Dennis Nguyen

MAROON CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

GOPHER CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

GOPHER CAPITAL LIMITED By: /s/ Dennis Nguyen Dennis Nguyen Director

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Exhibit 99.2

EXHIBIT A

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

MAROON CAPITAL LIMITED

NAME	POSITION	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Dennis Nguyen	Director		Chairman and Chief Executive Officer of Society Pass Incorporated	701 S. Carson Street, Suite 200, Carson City, NV 89701

GOPHER CAPITAL LIMITED

NAME	POSITION	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Dennis Nguyen	Director		Chairman and Chief Executive Officer of Society Pass Incorporated	701 S. Carson Street, Suite 200, Carson City, NV 89701

BLUE JAY CAPITAL LIMITED

NAME	POSITION	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Dennis Nguyen	Director		Chairman and Chief Executive Officer of Society Pass Incorporated	701 S. Carson Street, Suite 200, Carson City, NV 89701

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